Exhibit 99.1

APPOINTMENT OF JOINT COMPANY SECRETARY

New York, USA; and Melbourne, Australia; October 29, 2019: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that Niva Sivakumar has been appointed as Joint Company Secretary of Mesoblast Limited, together with Charlie Harrison. Mr Harrison and Ms Sivakumar are jointly responsible for the Company Secretary role for Mesoblast and are the persons responsible under Listing Rule 12.6 for communications with ASX.

Ms Sivakumar joined Mesoblast’s legal team in 2014 and is a member of Mesoblast’s Intellectual Property Committee. Previously, she was a senior associate in the corporate and commercial teams at major law firms, including Dentons and K&L Gates.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary cell therapy technology platform to establish a broad portfolio of commercial products and late-stage product candidates. Two products have been commercialized in Japan and Europe by its licensees, and it has established commercial partnerships in Europe and China for certain Phase 3 assets. In the United States, Mesoblast has initiated submission of a rolling Biologics License Application to the FDA to seek approval of its product candidate for acute graft versus host disease following a successful Phase 3 trial, and is completing Phase 3 trials for its advanced heart failure and chronic low back pain product candidates. Mesoblast’s proprietary manufacturing process yields industrial-scale, frozen, off-the-shelf, cellular medicines based on its mesenchymal lineage cell platform technology. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

For further information, please contact:

Julie Meldrum                                                  Schond Greenway

Corporate Communications                               Investor Relations

T: +61 3 9639 6036                                        T: +1 212 880 2060

E: julie.meldrum@mesoblast.com                     E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176